



05044076

AM 9-12-2005 *

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-47198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 21st Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mullin 212-548-2732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Macquarie Securities (USA) Inc.

Statements of Financial Condition
March 31, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Macquarie Securities (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Securities (USA) Inc. (the "Company") at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Company restated its financial statements for the year ended March 31, 2004.

PricewaterhouseCoopers LLP

June 15, 2005

Macquarie Securities (USA) Inc.
Statement of Financial Condition
March 31, 2005

Assets	
Cash	$ 43,137,171
Cash segregated for the exclusive benefit of customers	2,300,000
Receivables from affiliates, net	11,418,868
Deferred bonus payment	4,464,916
Deferred tax asset	2,342,754
Receivables from customers	1,153,041
Receivables from affiliated broker-dealer	1,847,291
Deposits with and receivables from clearing broker	400,157
Other assets	225,542
Total assets	$ 67,289,740
Liabilities and Stockholder's Equity	
Liabilities	
Accrued bonus payable	$ 22,928,497
Payables to affiliates, net	14,149,699
Accrued professional fees	2,923,735
Payables to customers	1,847,291
Payables to affiliated broker-dealer	1,153,041
Other accrued expenses	436,736
Total liabilities	43,438,999
Stockholder's equity	
Common stock - $.01 par value - 1,000,000 shares authorized; 150,286 shares issued and outstanding	1,503
Additional paid-in capital	14,948,497
Retained earnings	8,900,741
Total stockholder's equity	23,850,741
Total liabilities and stockholder's equity	$ 67,289,740

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Macquarie Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Bank Limited ("MBL"), an investment bank headquartered in Sydney, Australia.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). In March 2004, an Asian trading desk was acquired as part of a global ING acquisition by Macquarie Bank Limited. As a result of the acquisition, the Company acquired a team of Asian Sales/Traders from the New York ING office.

The Company acts as a broker of Australian and Asian securities and to a lesser extent U.S. securities. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors. The Company, in conjunction with other affiliates and MBL, also participates in arranging structured financing projects on behalf of independent third parties. The Company also participates in arranging and advising on structured finance, project finance and corporate finance projects independently of MBL.

2. Summary of Significant Accounting Policies

Cash
At March 31, 2005 substantially all the Company's cash was held at one major commercial bank.

Cash Segregated for the Exclusive Benefit of Customers
Cash segregated for the exclusive benefit of customers is deposited in a special reserve account in accordance with SEC Rule 15c3-3.

Receivables from and Payables to Brokers-Dealers and Customers
Receivables from and payables to brokers-dealers and customers consist of amounts related to securities failed to deliver and receive and are recorded at the contract value of the securities not delivered and received on a settlement date basis.

Deposits with and Receivables from Clearing Broker
Deposits with and receivables from clearing broker represents amounts deposited with the U.S. clearing broker in addition to certain commissions and fees receivable that are remitted to the Company on a monthly basis. The Company is required to maintain a minimum deposit of $150,000 at the clearing broker which is to be returned to the Company within 30 days after the termination of the clearing agreement.

Income Taxes
The Company is included in the consolidated federal and combined state and local income tax return filed by the Parent. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Bonus Retention – Correction of Error

The Company's compensation arrangements include bonus provisions for retention and deferral of payment of a portion of an employee's bonus above certain amounts. The deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company. In connection with this arrangement in the prior year, the Company had expensed the entire amount of the bonus that related to the following years. Accordingly, the Company has corrected the accounting by restating its financial statements for the year ending March 31, 2004 resulting in an adjustment for correction of an error, net of income taxes, in the statement of changes in stockholder's equity. For the year ended March 31, 2004, approximately $871,000 of retained bonus was incorrectly expensed. The liability for this amount was appropriately recorded; however, a deferred asset related to the retention deferral was not appropriately recorded.

Related to this matter, the following accounts at March 31, 2004 and for the year then ended were adjusted.

	As Previously Reported	As Restated
Statement of Financial Condition		
Deferred bonus payment asset	-	1,574,569
Deferred tax asset	765,547	383,389
Accrued bonus payable	9,925,000	10,628,623
Retained earnings (deficit)	(238,713)	250,075
Total stockholder's equity	14,711,287	15,200,075

During 2005, the bonus provisions for certain employees was changed to include vesting over ten years. Related to the current and prior year bonus retention, approximately $4,465,000 is deferred and subject to vesting at March 31, 2005.

4. Related Party Transactions

Receivables from and payables to affiliates is comprised of various affiliate balances, such as service fees, fee income, commission income, interest income and operating expenses, such as employment cost, professional fees, travel and entertainment, income taxes, administration fees and cash deposits with affiliates.

Service Fees Receivable
The Company executes and clears all Australian and Asian securities transactions through affiliated broker-dealers in Australia and various Asian countries, respectively. The Company has a formal

agreement with the affiliated broker-dealers whereby the affiliates receive all commissions on securities transactions and the Company receives from the affiliates an amount equal to 110% of the sum of all costs incurred by the Company, exclusive of interest, clearing broker charges, certain reimbursed expenses and taxes, as consideration for exclusively utilizing the execution and settlement services.

Fee Income Receivable
The Company earns income from its participation in various affiliate-led structured financing projects.

5. Income Taxes

The Company is a member of a consolidated group for U.S. federal and state income tax purposes. A formal tax sharing agreement between the Company and its U.S. Parent provides for federal and state income taxes, to be determined on a separate company basis.

Deferred taxes result from taxable losses and temporary differences. Temporary differences include accruals and reserves not deductible for tax purposes. Deferred taxes resulting from tax losses are included in receivable from affiliates on the Statement of Financial Condition, and the Company has disclosed deferred taxes on temporary differences separately in the Statement of Financial Condition, which is also a receivable from the Parent.

6. Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature.

7. Commitments and Contingencies

The Company clears all of its U.S. securities transactions through a U.S. clearing broker, Australian securities transactions through an affiliated Australian clearing broker and Asian securities transactions through affiliated Asian clearing broker. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing brokers. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2005, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Retirement Plan

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to a specified limit. Substantially all employees are eligible to participate in the plan.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method for determining minimum net capital under paragraph (f) of SEC Rule 15c3-1, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the Computation for Determination of Reserve Requirements (SEC Rule 15c3-3). At March 31, 2005, the Company had net capital of $5,398,461, which was $5,148,461 in excess of its required net capital of $250,000.